Exhibit 99.1

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2022 AND 2021

(Unaudited - Expressed in Canadian Dollars)

New Found Gold Corp.

Condensed Interim Statements of Financial Position

(Unaudited - Expressed in Canadian Dollars)

	Note	September 30, 2022 $	December 31, 2021 $
ASSETS
Current assets
Cash		56,219,273	100,484,576
Investments, at fair value	5	6,687,850	31,942,458
Prepaid expenses and deposits	6	1,507,106	2,179,057
Sales taxes recoverable		2,932,017	1,807,182
Right-of-use assets	8	78,559	-
Other assets		7,485	107,376
Total current assets		67,432,290	136,520,649

Non-current assets
Exploration and evaluation assets	3	8,528,500	8,525,481
Property and equipment	4	6,858,808	2,914,459
Right-of-use assets	8	44,652	97,258
Total non-current assets		15,431,960	11,537,198

Total Assets		82,864,250	148,057,847

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	10	6,447,615	2,573,200
Flow-through share premium	7	10,242,960	10,129,196
Lease liabilities	8	75,789	54,250
Total current liabilities		16,766,364	12,756,646
Flow-through share premium	7	-	12,600,000
Lease liabilities	8	46,658	46,600
Total non-current liabilities		46,658	12,646,600

Total liabilities		16,813,022	25,403,246

EQUITY
Share capital	9	194,595,095	181,795,493
Reserves	9	26,402,490	30,474,764
Deficit		(154,946,357)	(89,615,656)
Total equity		66,051,228	122,654,601

Total Liabilities and Equity		82,864,250	148,057,847

NATURE OF OPERATIONS AND GOING CONCERN (Note 1)

COMMITMENTS AND CONTINGENCIES (Note 14)

SUBSEQUENT EVENTS (Note 17)

These financial statements are authorized for issue by the Board of Directors on November 10, 2022. They are signed on the Company’s behalf by:

“Collin Kettell”	, Director

“Douglas Hurst”	, Director

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Condensed Interim Statements of Loss and Comprehensive Loss

(Unaudited - Expressed in Canadian Dollars)

		Three months ended September 30,		Nine months ended September 30,
	Note	2022 $	2021 $	2022 $	2021 $
Expenses
Corporate development and investor relations	10	282,618	407,748	903,888	1,032,633
Depreciation	4,8	196,296	189,701	647,397	409,827
Exploration and evaluation expenditures	3,10	19,718,774	11,919,084	50,263,025	30,176,617
Office and sundry		351,917	32,260	1,049,240	126,795
Professional fees		449,343	230,196	969,294	711,770
Salaries and consulting	10	630,075	1,124,630	2,024,307	2,387,069
Share-based compensation	10	895,979	322,042	1,444,667	7,261,383
Transfer agent and regulatory fees		71,529	134,362	403,409	236,767
Travel		84,443	34,964	323,585	73,071
Loss from operating activities		(22,680,974)	(14,394,987)	(58,028,812)	(42,415,932)
Settlement of flow-through share premium	7	4,930,371	2,122,741	12,486,236	3,700,468
Foreign exchange loss		(17,518)	(1,497)	(33,454)	(3,564)
Gain on sale of exploration and evaluation assets	3	-	499,415	-	499,415
Gain on lease derecognition	8	2,027	-	2,027	-
Impairment of exploration and evaluation assets	3	-	-	-	(28,604)
Interest expense	8	(3,865)	(2,681)	(9,583)	(5,557)
Interest income		471,245	22,808	680,227	84,743
Net realized (losses) gains on disposal of investments	5	(1,037,858)	-	(4,675,084)	192,114
Net change in unrealized (losses) gains on investments	5	(290,816)	(23,535,165)	(15,752,258)	1,035,111
Loss and comprehensive loss for the period		(18,627,388)	(35,289,366)	(65,330,701)	(36,941,806)

Loss per share – basic and diluted ($)		(0.11)	(0.23)	(0.39)	(0.24)
Weighted average number of shares outstanding – basic and diluted	11	167,865,342	155,344,137	165,748,650	152,512,522

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Condensed Interim Statements of Cash Flows

(Unaudited - Expressed in Canadian Dollars)

	Nine months ended September 30,
	2022 $	2021 $
Cash flows from operating activities
Loss for the period	(65,330,701)	(36,941,806)
Adjustments for:
Depreciation	647,397	409,827
Gain on sale of exploration and evaluation assets	-	(499,415)
Gain on lease derecognition	(2,027)	-
Impairment of exploration and evaluation assets	-	28,604
Interest expense	9,583	5,557
Settlement of flow-through share premium	(12,486,236)	(3,700,468)
Share-based compensation	1,444,667	7,261,383
Net realized losses (gains) on disposal of investments	4,675,084	(192,114)
Net change in unrealized losses (gains) on investments	15,752,258	(1,035,111)
	(55,289,975)	(34,663,543)
Change in non-cash working capital items:
Decrease (increase) in prepaid expenses and deposits	671,951	(626,833)
(Increase) in sales taxes recoverable	(1,124,835)	(1,008,477)
Decrease (increase) in other assets	91,434	(31,407)
Increase in accounts payable and accrued liabilities	3,340,737	2,257,177
Net cash used in operating activities	(52,310,688)	(34,073,083)

Cash flows from investing activities
Expenditures on claims staking	(3,019)	(14,675)
Proceeds on disposal of investments	4,827,266	1,313,462
Purchases of investments	-	(12,850,001)
Purchases of property and equipment	(4,034,949)	(1,258,723)
Net cash generated from (used in) investing activities	789,298	(12,809,937)

Cash flows from financing activities
Issuance of common shares in private placements	-	72,501,665
Issuance of common shares in prospectus offering	440,400	-
Share issue costs	(803,571)	(3,841,689)
Stock options exercised	7,649,906	1,197,128
Warrants exercised	55,140	1,121,992
Lease payments	(76,205)	(70,260)
Interest expense on lease liabilities	(9,583)	(5,557)
Net cash generated from financing activities	7,256,087	70,903,279

Net (decrease) increase in cash	(44,265,303)	24,020,259
Cash at beginning of period	100,484,576	47,731,125
Cash at end of period	56,219,273	71,751,384

SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (Note 12)

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Condensed Interim Statements of Changes in Equity

(Unaudited - Expressed in Canadian Dollars)

	Share capital		Reserves
	Number of shares	Amount $	Equity settled share-based payments $	Warrants $	Deficit $	Total equity $
Balance at December 31, 2020	148,684,523	87,668,764	23,704,337	504,325	(38,975,581)	72,901,845
Flow-through shares issued in private placements	7,905,500	72,501,665	-	-	-	72,501,665
Share issue costs	-	(3,841,689)	-	-	-	(3,841,689)
Flow-through share premium	-	(16,561,495)	-	-	-	(16,561,495)
Share-based compensation	-	-	7,261,383	-	-	7,261,383
Stock options exercised	1,267,250	2,053,492	(856,364)	-	-	1,197,128
Warrants exercised	859,755	1,597,606	-	(475,614)	-	1,121,992
Total comprehensive loss for the period	-	-	-	-	(36,941,806)	(36,941,806)
Balance at September 30, 2021	158,717,028	143,418,343	30,109,356	28,711	(75,917,387)	97,639,023
Issued pursuant to acquisition of exploration and evaluation assets	458,823	3,505,408	-	-	-	3,505,408
Flow-through shares issued in private placements Share issue costs	5,000,000	48,000,000	-	-	-	48,000,000
Share issue costs	-	(615,965)	-	-	-	(615,965)
Flow-through share premium	-	(12,600,000)	-	-	-	(12,600,000)
Share-based compensation	-	-	350,831	-	-	350,831
Stock options exercised	5,750	43,490	(4,448)	-	-	39,042
Warrants exercised	24,099	44,217	-	(9,686)	-	34,531
Total comprehensive loss for the period	-	-	-	-	(13,698,269)	(13,698,269)
Balance at December 31, 2021	164,205,700	181,795,493	30,455,739	19,025	(89,615,656)	122,654,601
Issuance of common shares in prospectus offering	87,400	440,400	-	-	-	440,400
Share issue costs	-	(862,785)	-	-	-	(862,785)
Share-based compensation	-	-	1,444,667	-	-	1,444,667
Stock options exercised	4,341,875	13,151,740	(5,501,834)	-	-	7,649,906
Warrants exercised	39,960	70,247	-	(15,107)	-	55,140
Total comprehensive loss for the period	-	-	-	-	(65,330,701)	(65,330,701)
Balance at September 30, 2022	168,674,935	194,595,095	26,398,572	3,918	(154,946,357)	66,051,228

The accompanying notes are an integral part of these condensed interim financial statements.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

1.	NATURE OF OPERATIONS AND GOING CONCERN

New Found Gold Corp. (the “Company”) was incorporated on January 6, 2016, under the Business Corporations Act in the Province of Ontario. On June 23, 2020, the Company continued as a British Columbia corporation under the Business Corporations Act in the Province of British Columbia. The Company’s registered office is located at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia V7X 1L3.

The Company is a mineral exploration company engaged in the acquisition, exploration and evaluation of resource properties with a focus on gold properties located in the Provinces of Newfoundland and Labrador and Ontario, Canada. The Company’s exploration and evaluation assets presently have no proven or probable reserves, and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable resources. The recoverability of amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These financial statements have been prepared assuming the Company will continue on a going-concern basis and do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations. The ability of the Company to continue as a going concern depends upon its ability to develop profitable operations and to continue to raise adequate financing. As at September 30, 2022, the Company had an accumulated deficit of $154,946,357, shareholders’ equity of $66,051,228. In addition, the Company has working capital of $50,665,926, consisting primarily of cash, and negative cash flow from operating activities of $52,310,688. Management is actively targeting sources of additional financing through alliances with financial, exploration and mining entities, or other business and financial transactions which would assure continuation of the Company’s operations and exploration programs. In order for the Company to meet its liabilities as they come due and to continue its operations, the Company is solely dependent upon its ability to generate such financing. These items may cast a significant doubt on the company’s ability to continue as a going concern.

On March 11, 2020, the World Health Organization declared the global outbreak of a novel coronavirus identified as “COVID-19” a global pandemic. In order to combat the spread of COVID-19, governments worldwide have enacted emergency measures including travel bans, legally enforced or self-imposed quarantine periods, social distancing and business and organization closures. These measures have caused material disruptions to businesses, governments and other organizations resulting in an economic slowdown and increased volatility in national and global equity and commodity markets. Central banks and governments, including Canadian federal and provincial governments, have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions. The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of any interventions. Significant economic and social impacts have limited the Company’s ability to continue its exploration and evaluation activities as intended. It is not possible to reliably estimate the length and severity of these developments and the impact on the financial results and condition of the Company and its operations in future periods.

These condensed interim financial statements were approved by the Board of Directors of the Company on November 10, 2022.

2.	SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these financial statements are set out below.

a)	Statement of compliance

The Company’s condensed interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as applicable to interim financial reports including International Accounting Standards 34 “Interim Financial Reporting” issued by the International Accounting Standards Board (“IASB”).

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

a)	Statement of compliance (continued)

These condensed interim financial statements do not include all the information and note disclosures required by IFRS for annual financial statements and should be read in conjunction with the annual financial statements for the year ended December 31, 2021, which have been prepared in accordance with IFRS, as issued by the IASB and included in Part I of the Handbook of the Chartered Professional Accountants of Canada and consistent with interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

The policies applied in these condensed interim financial statements are the same as those applied in the most recent annual financial statements and were consistently applied to all the periods presented.

b)	Basis of presentation

These condensed interim financial statements are expressed in Canadian dollars and have been prepared on a historical cost basis except for financial instruments classified as subsequently measured at fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

c)	Significant accounting estimates and judgments

The preparation of these condensed interim financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates.

These condensed interim financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates may be pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at year end that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to the following:

(i)	Critical accounting estimates

Valuation of Options Granted and Warrants Issued

The fair value of common share purchase options granted and warrants issued is determined at the issue date using the Black-Scholes option pricing model. The Black-Scholes model involves six key inputs to determine the fair value of an option, which are: risk-free interest rate, exercise price, market price at the grant date, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based payments expense. These estimates impact the values of share-based compensation expense, share capital, and reserves.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Significant Accounting Estimates and Judgments (continued)

(i)	Critical accounting estimates (continued)

Fair Value of Financial Derivatives

Investments in warrants that are not traded on a recognized securities exchange do not have a readily available market value. When there are sufficient and reliable market inputs, a Black-Scholes option pricing model is used. The Black-Scholes model involves six key inputs to determine the fair value of a warrant, which include: risk free interest rate, exercise price, market price at the grant date, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates that involve considerable judgment and are or could be affected by significant factors that are out of the Company’s control.

Fair Value of Investments in Private Companies

The determination of fair value requires judgment and is based on market information, where available and appropriate. All privately-held investments are initially recorded at the transaction price, being the fair value at the time of acquisition. Thereafter, at each reporting period, the fair value of an investment may be adjusted using one or more of the valuation indicators described below. These are included in Level 3 in Note 15.

Company-specific information is considered when determining whether the fair value of a privately-held investment should be adjusted upward or downward at the end of each reporting period. In addition to company-specific information, the Company will take into account trends in general market conditions and the share performance of comparable publicly-traded companies when valuing privately-held investments.

The absence of the occurrence of any of these events, any significant change in trends in general market conditions, or any significant change in share performance of comparable publicly-traded companies indicates generally that the fair value of the investment has not materially changed.

Computation of Income Taxes

The determination of tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used.

The Company is subject to assessments by taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. We provide for such differences where known based on our best estimate of the probable outcome of these matters.

Shares Issued to Acquire Exploration and Evaluation Assets

From time to time, the Company issues common shares in the course of acquiring exploration and evaluation assets. When shares are issued without cash consideration, the transaction is recognized at the fair value of the assets received. In the event that the fair value of the assets cannot be reliably determined, the Company will recognize the transaction at the fair value of the shares issued. These estimates impact the value of share capital and exploration and evaluation assets.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

c)	Significant Accounting Estimates and Judgments (continued)

(i)	Critical accounting estimates (continued)

Valuation of Flow-Through Premium

The determination of the valuation of flow-through premium and warrants in equity units is subject to significant judgment and estimates. The flow-through premium is valued as the estimated premium that investors pay for the flow-through feature, being the portion in excess of the market value of shares without the flow-through feature issued in concurrent private placement financing.

(ii)	Critical accounting judgments

Impairment of Exploration and Evaluation Assets

Management is required to assess impairment in respect to the Company’s intangible mineral property interests. The triggering events are defined in IFRS 6. In making the assessment, management is required to make judgments on the status of each project and the future plans towards finding commercial reserves. The carrying value of each exploration and evaluation asset is reviewed regularly for conditions that may suggest impairment. This review requires significant judgment. Factors considered in the assessment of asset impairment include, but are not limited to, whether there has been a significant adverse change in the legal, regulatory, accessibility, title, environmental or political factors that could affect the property’s value; whether there has been an accumulation of costs significantly in excess of the amounts originally expected for the property’s acquisition, development or cost of holding; and whether exploration activities produced results that are not promising such that no more work is being planned in the foreseeable future. If impairment is determined to exist, a formal estimate of the recoverable amount is performed and an impairment loss is recognized to the extent that the carrying amount exceeds the recoverable amount.

Management has determined that there were no indicators of impairment as at September 30, 2022 (September 30, 2021 - $28,604).

Presentation of financial statements as a going concern

Presentation of the condensed interim financial statements as a going concern which assumes that the Company will continue in operation for the foreseeable future, obtain additional financing as required, and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due involves significant judgment by management.

d)	Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

The IASB issued certain new accounting standards or amendments that are mandatory for accounting periods on or after January 1, 2022, including amendments to IAS 16 Property, Plant and Equipment and IAS 37 Provisions, Contingent Liabilities and Contingent Assets – onerous contracts. The effect of such new accounting standards or amendments did not have a material impact on the Company and therefore the Company did not record any adjustments to the financial statements.

e)	New and amended IFRS standards not yet effective

Certain new accounting standards or interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards and interpretations are not expected to have a material impact on the Company’s financial statements.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS

The schedules below summarize the carrying costs of acquisition costs and exploration expenditures incurred to date for each exploration and evaluation asset that the Company is continuing to explore as at September 30, 2022 and December 31, 2021:

	Newfoundland
Nine months ended September 30, 2022	Queensway(i) $	Other $	Ontario(ii) $	Total $
Exploration and evaluation assets
Balance as at December 31, 2021	8,236,181	17,700	271,600	8,525,481
Additions
Claim staking and license renewal cost	2,499	120	400	3,019
Balance at September 30, 2022	8,238,680	17,820	272,000	8,528,500

Exploration and evaluation expenditures
Cumulative exploration expense – December 31, 2021	51,439,957	59,646	2,350,201	53,849,804
Assays	7,285,954	4,994	233,314	7,524,262
Drilling	25,705,255	1,081,599	449,063	27,235,917
Environmental studies	284,644	-	-	284,644
Geochemistry	32,541	-	-	32,541
Geophysics	1,388,844	-	177,916	1,566,760
Imagery and mapping	67,830	-	-	67,830
Office and general	345,429	50	4,004	349,483
Property taxes, mining leases and rent	70,807	-	2,227	73,034
Petrography	9,372	-	-	9,372
Reclamation	280,050	-	-	280,050
Salaries and consulting	7,325,725	16,900	134,329	7,476,954
Supplies and equipment	3,934,174	67,853	27,565	4,029,592
Technical reports	385,786	-	9,567	395,353
Travel and accommodations	988,035	245	8,953	997,233
Exploration cost recovery	(60,000)	-	-	(60,000)
	48,044,446	1,171,641	1,046,938	50,263,025
Cumulative exploration expense – September 30, 2022	99,484,403	1,231,287	3,397,139	104,112,829

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS (continued)

	Newfoundland
Nine months ended September 30, 2021	Queensway(i) $	Other $	Ontario(ii) $	Total $
Exploration and evaluation assets
Balance as at December 31, 2020	685,930	13,100	300,204	999,234
Additions
Staking costs	14,675	-	-	14,675
Impairment of exploration and evaluation assets	-	-	(28,604)	(28,604)
Disposals	(585)	-	-	(585)
Balance at September 30, 2021	700,020	13,100	271,600	984,720

Exploration and evaluation expenditures
Cumulative exploration expense – December 31, 2020	10,245,545	45,851	1,286,951	11,578,347
Assays	4,250,068	-	17,955	4,268,023
Drilling	13,728,322	-	-	13,728,322
Environmental studies	268,387	-	-	268,387
Geophysics	2,763,740	-	219,248	2,982,988
Mapping and imaging	104,665	-	-	104,665
Office and general	342,495	-	329	342,824
Property taxes, mining leases and rent	46,787	-	132	46,919
Petrography	-	-	7,996	7,996
Reclamation	276,983	-	-	276,983
Salaries and consulting	4,254,222	12,295	99,813	4,366,330
Supplies and equipment	2,665,634	483	36,896	2,703,013
Technical reports	600,156	-	22,479	622,635
Travel and accommodations	481,263	577	3,692	485,532
Trenching	9,860	-	38,640	48,500
Exploration cost recovery	(76,500)	-	-	(76,500)
	29,716,082	13,355	447,180	30,176,617
Cumulative exploration expense – September 30, 2021	39,961,627	59,206	1,734,131	41,754,964

(i)	Queensway Project – Gander, Newfoundland

As at September 30, 2022, the Company owns a 100% interest in 87 (December 31, 2021 – 86) mineral licenses including 6,043 (December 31, 2021 – 6,041) claims comprising 151,075 (December 31, 2021 – 151,030) hectares of land located in Gander, Newfoundland. The project rights were acquired by map staking mineral licenses and making staged payments in cash and common shares of the Company from 2016 through 2019 under nine separate, fully executed option agreements. The Queensway Project carries various net smelter return (“NSR”) royalties ranging from 0.6% to 2.5% which can be reduced to 0.5% to 1.6%, at the Company’s option, with payments ranging from $250,000 to $1,000,000 to the optionors. The total cost of the NSR’s that may be purchased at the Company’s discretion is $5,250,000.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

3.	EXPLORATION AND EVALUATION ASSETS (continued)

On November 25, 2021, the Company entered into three royalty purchase agreements with arm’s length royalty holders (together, the “Vendors” and each, a “Vendor”), to purchase 100% of each Vendor’s royalty interests, each equal to 0.2%, for an aggregate of 0.6% of net returns from the Company’s Linear and JBP Linear properties (the “Royalty Interests”) for cash consideration of $1,300,000 (paid) and the issuance of 152,941 common shares (issued) in the capital of the Company to each Vendor, for aggregate cash consideration of $3,900,000, aggregate share consideration of 458,823 common shares with a value of $3,505,408 and the Company incurred $38,898 in legal and filing fees, for total consideration paid of $7,444,306 in connection with the transaction.

As at September 30, 2022, the Company is required to spend approximately $1,398,545 (December 31, 2021 - $829,628) over the next 12 months to keep all mineral property claims owned in good standing.

Disposal of Newfoundland Properties

During the nine months ended September 30, 2022, there were no disposals of exploration and evaluation assets.

During the period ended September 30, 2021, the Company sold a stand-alone claim that was part of the Queensway Project (claim 023951M also known as Unknown Brooke claim) to Long Range Exploration Corporation (“Long Range”) for non-cash consideration of 5,000,000 common shares of Long Range valued at $500,000 (Note 5). The Company retained a 1% NSR on future production from the mineral claim, 0.5% of which can be repurchased by Long Range for $750,000.

(ii) Ontario Projects

As at September 30, 2022, the Company owns a 100% interest in the Lucky Strike project in Kirkland Lake, Ontario comprising 11,684 hectares, as well as a portfolio of mining and royalty interests throughout northeastern Ontario. The project rights were acquired by map staking mineral licenses and making staged payments in cash and common shares of the Company from 2016 through 2019 under a fully executed option agreement. The optioned lands carry an NSR ranging from 1% to 2%.

During the nine months ended September 30, 2022, the Company recorded an impairment of $Nil (nine months ended September 30, 2021 - $28,604) in acquisition costs related to Ontario projects no longer being explored.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

4.	PROPERTY AND EQUIPMENT

	Property and Buildings	Computer Equipment	Geological Equipment and Other Facilities	Vehicles	Total
	$	$	$	$	$
Cost
Balance at January 1, 2021	836,009	15,860	336,020	304,500	1,492,389
Additions	1,291,476	16,532	487,102	226,740	2,021,850
Balance at December 31, 2021	2,127,485	32,392	823,122	531,240	3,514,239
Additions	3,637,379	39,489	592,354	248,648	4,517,870
Balance at September 30, 2022	5,764,864	71,881	1,415,476	779,888	8,032,109

Accumulated Depreciation
Balance at January 1, 2021	6,998	4,090	45,474	58,698	115,260
Depreciation	46,656	13,017	288,000	136,847	484,520
Balance at December 31, 2021	53,654	17,107	333,474	195,545	599,780
Depreciation	41,430	19,379	359,741	152,971	573,521
Balance at September 30, 2022	95,084	36,486	693,215	348,516	1,173,301

Carrying Amount
At December 31, 2021	2,073,831	15,285	489,648	335,695	2,914,459
At September 30, 2022	5,669,780	35,395	722,261	431,372	6,858,808

5.	INVESTMENTS

The Company classifies its investments at fair value through profit or loss. Realized gains and losses on disposal of investments and unrealized gains and losses in the fair value of investments are reflected in profit or loss in the period in which they occur.

Investments consist of the following as at September 30, 2022 and December 31, 2021:

	September 30, 2022	December 31, 2021
	$	$
Equities held (i)	6,669,299	28,578,556
Warrants held (ii)	18,551	3,363,902
Total Investments	6,687,850	31,942,458

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

5.	INVESTMENTS (continued)

(i) Equities held

The Company held the following equities as at September 30, 2022 and December 31, 2021:

	Quantity	Cost $	Fair Value September 30, 2022 $
Exploits Discovery Corp.	13,229,466	8,462,704	2,778,188
Labrador Gold Corp.	12,555,556	8,850,000	3,641,111
Long Range	5,000,000	500,000	250,000
Total Equities		17,812,704	6,669,299

	Quantity	Cost $	Fair Value December 31, 2021 $
Exploits Discovery Corp.	13,229,466	8,462,704	7,276,206
Labrador Gold Corp.	12,555,556	8,850,000	11,300,000
Long Range	5,000,000	500,000	500,000
Novo Resources Corp.	6,645,000	16,014,450	9,502,350
Total Equities		33,827,154	28,578,556

Investments in Exploits Discovery Corp., Labrador Gold Corp. and Novo Resources Corp. represent investments in public companies that are quoted on an active exchange and are measured using the quoted market price of these companies.

Long Range is a private company without observable market prices for its common shares and is measured at its estimated fair value based on valuation techniques that use inputs derived by management and is considered Level 3 in the fair value hierarchy (Note 15).

(ii) Warrants held

The Company held the following warrants as at September 30, 2022 and December 31, 2021:

	Quantity	Cost $	Fair Value September 30, 2022 $
Exploits Discovery Corp.	6,666,667	-	2,700
Labrador Gold Corp.	6,277,778	-	15,851
Total Warrants		-	18,551

	Quantity	Cost $	Fair Value December 31, 2021 $
Exploits Discovery Corp.	6,666,667	-	837,381
Labrador Gold Corp.	6,277,778	-	2,526,521
Total Warrants		-	3,363,902

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

5.	INVESTMENTS (continued)

Warrants held by the Company are classified at fair value through profit or loss, with any gains or losses arising on remeasurement recognized in profit or loss. Warrants that do not have a quoted market price are valued using a Black-Scholes option pricing model using assumptions including risk free interest rate, expected dividend yield, expected volatility, and expected remaining life of the warrant, which are supported by observable market conditions.

An analysis of investments including related gains and losses for the nine months ended September 30, 2022 and 2021 is as follows:

	Nine months ended September 30,
	2022 $	2021 $
Investments, beginning of period	31,942,458	21,089,997
Investments received for exploration and evaluation assets	-	500,000
Purchase of investments	-	12,850,001
Proceeds on disposal of investments	(4,827,266)	(1,313,462)
Realized (loss) gain on investments	(4,675,084)	192,114
Unrealized (loss) gain on investments	(15,752,258)	1,035,111
Investments, end of period	6,687,850	34,353,761

6.	PREPAID EXPENSES AND DEPOSITS

	September 30, 2022 $	December 31, 2021 $
Prepaid expenses	1,281,679	1,966,959
Mineral license deposits	225,427	212,098
Prepaid expenses and deposits	1,507,106	2,179,057

7.	FLOW-THROUGH SHARE PREMIUM

	Issued June 4, 2020 $	Issued June 10, 2020 $	Issued April 8, 2021 $	Issued August 24, 2021 $	Issued November 25, 2021 $	Total $
Balance at December 31, 2020	160,811	24,620	-	-	-	185,431
Liability incurred on flow-through shares issued	-	-	1,971,330	14,590,165	12,600,000	29,161,495
Settlement of flow-through share premium on expenditures incurred	(160,811)	(24,620)	(1,971,330)	(4,460,969)	-	(6,617,730)
Balance at December 31, 2021	-	-	-	10,129,196	12,600,000	22,729,196
Settlement of flow-through share premium on expenditures incurred	-	-	-	(10,129,196)	(2,357,040)	(12,486,236)
Balance at September 30, 2022	-	-	-	-	10,242,960	10,242,960

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

7.	FLOW-THROUGH SHARE PREMIUM (continued)

Flow-through share arrangements entitle the holder of the flow-through share to a 100% tax deduction in respect of qualifying Canadian exploration expenses as defined in the Income Tax Act, Canada (“Qualifying CEE”).

During the nine months ended September 30, 2022, the Company incurred $48,900,150 (nine months ended September 30, 2021 – $21,757,525) in Qualifying CEE and amortized a total of $12,486,236 (nine months ended September 30, 2021 - $3,700,468) of its flow-through liabilities.

The flow-through premium liability does not represent a cash liability to the Company and is to be fully amortized to the statement of loss (income) and comprehensive loss (income) pro-rata with the amount of qualifying expenditures that will be incurred.

As at September 30, 2022, the Company must spend another $39,020,799 of Qualifying CEE by November 24, 2023 to satisfy its remaining current flow-through liability of $10,242,960.

8.	RIGHT-OF-USE ASSETS

The Company leases certain assets under lease agreements. The lease liabilities consist of residential, office and equipment leases. The leases are non-interest bearing and expiry dates for these leases range from November 2022 to November 2041. The related lease liabilities were measured at the present value of the remaining lease payments discounted using an incremental borrowing rate upon commencement of the lease estimated at 12% - 18% for leases that commenced in 2022.

As at September 30, 2022 and December 31, 2021, the Company’s right-of use assets were as follows:

Total
$
Cost
Balance at December 31, 2020	85,532
Additions	141,633
Balance at December 31, 2021	227,165
Additions	101,704
Derecognition	(6,565)
Balance at September 30, 2022	322,304

Accumulated Depreciation
Balance at December 31, 2020	31,497
Depreciation	98,410
Balance at December 31, 2021	129,907
Depreciation	73,876
Derecognition	(4,690)
Balance at September 30, 2022	199,093

Carrying Amount
At December 31, 2021	97,258
At September 30, 2022	123,211

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

8.	RIGHT-OF-USE ASSETS (continued)

As at September 30, 2022 and December 30, 2021, the Company’s lease liabilities were as follows:

Lease liability	September 30, 2022	December 31, 2021
Current portion	$75,789	$54,250
Non-current portion	46,658	46,600
Total lease liabilities	$122,447	$100,850

A reconciliation of debt arising from lease liabilities is as follows:

	September 30, 2022	December 31, 2021
Lease liabilities beginning of year	$100,850	$53,201
Additions to lease liabilities	101,704	141,633
Derecognition of lease liabilities	(3,902)	-
Principal payments on lease liabilities	(76,205)	(93,984)
	$122,447	$100,850

As at September 30, 2022 and December 30, 2021, the Company is committed to minimum lease payments as follows:

Maturity analysis	September 30, 2022	December 31, 2021
Less than one year	$88,117	$62,517
One to five years	22,677	22,130
More than five years	101,502	106,188
Total undiscounted lease liabilities	$212,296	$190,835

Amounts recognized in profit or loss	September 30, 2022	September 30, 2021
Interest on lease liabilities	$9,583	$5,557
Expenses related to short-term leases	$-	$-

Amounts recognized in the statement of cash flows	September 30, 2022	September 30, 2021
Principal payments on lease liabilities	$76,205	$70,260
Total cash outflows for leases	$85,788	$75,817

9.	SHARE CAPITAL AND RESERVES

Authorized Share Capital

At September 30, 2022, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

The movement in the Company’s issued and outstanding capital during the periods is summarized in the statements of changes in equity.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

9.	SHARE CAPITAL AND RESERVES (continued)

Details of Common Shares Issued in 2022

	Nine months ended September 30, 2022		Nine months ended September 30, 2021
	Number of shares	Gross proceeds	Number of shares	Gross proceeds
ATM program(1)	87,400	$440,400	-	-
Total	87,400	$440,400	-	-

(1)	In August 2022, the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to US$100,000,000. The sale of common shares is to be made through “at-the-market distributions” ("ATM"), as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions, directly on the TSX Venture Exchange and the NYSE American stock exchange. During the nine months ended September 30, 2022, the Company sold 87,400 (2021 - Nil) common shares of the Company under the ATM program at an average price of $5.04 (2021 – $Nil) for gross proceeds of $440,400 (2021 - $Nil) or net proceeds of $430,051, and paid an aggregate commission of $10,349. The Company incurred $862,785 in professional fees and other direct expenses in connection with the prospectus offering and the ATM, which was included in share issue costs in the statement of changes in equity for the period ended September 30, 2022 (2021 - $Nil). At September 30, 2022, the Company completed $440,400 of the ATM program.

During the nine months ended September 30, 2022, 4,341,875 stock options were exercised at a weighted average exercise price of $1.76 per share for gross proceeds of $7,649,906.

During the nine months ended September 30, 2022, 39,960 warrants were exercised at a weighted average exercise price of $1.38 per share for gross proceeds of $55,140.

Details of Common Shares Issued in 2021

During fiscal 2021, 1,273,000 stock options were exercised at a weighted average exercise price of $0.97 per share for gross proceeds of $1,236,170.

During fiscal 2021, 883,854 warrants were exercised at a weighted average exercise price of $1.31 per share for gross proceeds of $1,156,523.

On April 8, 2021, the Company completed a non-brokered private placement financing of 2,857,000 flow-through common shares at a price of $5.25 per common share for gross proceeds of $14,999,250. The Company paid share issuance costs of $587,641 in cash of which $524,974 were finder’s fees. The premium received on the flow-through shares issued was determined to be $1,971,330.

On August 24, 2021, the Company completed a bought-deal private placement financing of 5,048,500 flow-through common shares at a price of $11.39 per common share for gross proceeds of $57,502,415, which included the full exercise of the underwriter’s over-allotment option. The Company paid share issuance costs of $3,254,048 in cash of which $2,734,547 was paid to the underwriters. The premium received on the flow-through shares issued was determined to be $14,590,165.

On November 24, 2021, the Company completed a non-brokered private placement financing of 5,000,000 flow-through common shares at a price of $9.60 per common share for gross proceeds of $48,000,000. The Company paid share issuance costs of $615,965 in cash of which $480,000 were finder’s fees. The premium received on the flow-through shares issued was determined to be $12,600,000.

On November 25, 2021, the Company issued 458,823 common shares with an estimated value of $3,505,408 as a portion of the consideration paid to acquire royalty interests for an aggregate of 0.6% of net returns from the Company’s Linear and JBP Linear properties (Note 3).

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

9.	SHARE CAPITAL AND RESERVES (continued)

Share Purchase Option Compensation Plan

The Company has a share purchase option plan (the “Plan”) approved by the Company’s shareholders that allows it to grant share purchase options, subject to regulatory terms and approval, to its officers, directors, employees and service providers. The Plan is based on the maximum number of eligible shares not exceeding 10% in the aggregate and 5% with respect to any one optionee of the Company’s outstanding common shares at the time of grant. If outstanding share purchase options are exercised or expire, and/or the number of issued and outstanding common shares of the Company increases, then the share purchase options available to grant under the Plan increase proportionately. The exercise price and vesting terms of each share purchase option is set by the Board of Directors at the time of grant. Share purchase options granted are subject to a four-month hold period and exercisable for a period determined by the Board of Directors which cannot exceed five years.

The continuity of share purchase options for the nine months ended September 30, 2022 is as follows:

Expiry date	Exercise Price	Outstanding December 31, 2021	Granted	Exercised	Cancelled/ Expired	Outstanding September 30, 2022	Exercisable September 30, 2022
September 30, 2023	$0.40	150,000	-	-	-	150,000	150,000
December 17, 2024	$0.50	1,925,000	-	(200,000)	-	1,725,000	1,725,000
April 18, 2025	$1.00	1,450,000	-	(1,350,000)	-	100,000	100,000
May 23, 2025	$1.075	200,000	-	(125,000)	-	75,000	75,000
August 11, 2025	$1.40	2,900,000	-	(1,775,000)	-	1,125,000	1,125,000
September 3, 2025	$2.07	115,000	-	(40,000)	-	75,000	75,000
October 1, 2025	$2.15	25,000	-	-	-	25,000	25,000
December 31, 2025	$4.10	6,155,000	-	(850,000)	-	5,305,000	5,305,000
April 29, 2026	$6.79	1,294,250	-	(1,875)	(21,000)	1,271,375	1,148,375
May 17, 2026	$8.62	200,000	-	-	-	200,000	200,000
September 27, 2026	$8.70	125,000	-	-	-	125,000	50,000
November 26, 2026	$8.04	55,750	-	-	(750)	55,000	13,750
January 4, 2027	$8.98	-	30,000	-	-	30,000	7,500
August 19, 2027	$5.75	-	340,000	-	-	340,000	169,000
September 8, 2027	$5.00	-	20,000	-	-	20,000	10,000
		14,595,000	390,000	(4,341,875)	(21,750)	10,621,375	10,178,625
Weighted average exercise price $		3.01	5.96	1.76	6.83	3.66	3.52
Weighted average contractual remaining life (years)		3.71	5.00	-	-	3.12	3.07

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

9.	SHARE CAPITAL AND RESERVES (continued)

The continuity of share purchase options for the nine months ended September 30, 2021 is as follows:

Expiry Date	Exercise Price	Outstanding December 31, 2020	Granted	Exercised	Cancelled/ Expired	Outstanding September 30, 2021	Exercisable September 30, 2021
February 20, 2022	$0.15	75,000	-	(75,000)	-	-	-
September 30, 2023	$0.40	250,000	-	(100,000)	-	150,000	150,000
December 17, 2024	$0.50	2,685,000	-	(760,000)	-	1,925,000	1,925,000
April 18, 2025	$1.00	1,500,000	-	(50,000)	-	1,450,000	1,450,000
May 23, 2025	$1.075	225,000	-	(25,000)	-	200,000	200,000
August 11, 2025	$1.40	2,965,000	-	(65,000)	-	2,900,000	2,900,000
September 3, 2025	$2.07	215,000	-	(100,000)	-	115,000	115,000
October 1, 2025	$2.15	25,000	-	-	-	25,000	25,000
December 31, 2025	$4.10	6,242,500	-	(87,500)	-	6,155,000	6,155,000
April 29, 2026	$6.79	-	1,369,000	(4,750)	(48,500)	1,315,750	1,086,250
May 17, 2026	$8.62	-	200,000	-	-	200,000	200,000
September 27, 2026	$8.70	-	125,000	-	-	125,000	12,500
		14,182,500	1,694,000	(1,267,250)	(48,500)	14,560,750	14,218,750
Weighted average exercise price $		2.36	5.44	0.94	6.79	2.92	2.92
Weighted average contractual remaining life (years)		4.58	5.00	-	-	3.98	3.96

The weighted average fair value of share purchase options exercised during the nine months ended September 30, 2022 is $1.27 (nine months ended September 30, 2021 – $0.68).

The weighted average fair value of share purchase options granted during the nine months ended September 30, 2022 is $3.92 (nine months ended September 30, 2021 – $5.13).

The weighted average share price of share purchase options exercised at the date of exercise during the nine months ended September 30, 2022 is $6.37 (nine months ended September 30, 2021– $8.80).

Options were priced based on the Black-Scholes option pricing model using the following weighted average assumptions to estimate the fair value of options granted:

	Nine months ended September 30,
	2022	2021
Risk-free interest rate	3.01%	0.96%
Expected option life in years	5.0	5.0
Expected share price volatility(i)	88.36%	90.52%
Grant date share price	$5.66	$7.27
Expected forfeiture rate	-	-
Expected dividend yield	Nil	Nil

(i)	The expected share price volatility is based on the average historical share price of comparable companies over the life of the option.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

9.	SHARE CAPITAL AND RESERVES (continued)

Warrants

The continuity of warrants for the nine months ended September 30, 2022 is as follows:

Expiry Date	Exercise Price	Outstanding December 31, 2021	Issued	Exercised	Cancelled/ Expired	Outstanding September 30, 2022
May 12, 2022	$1.30	25,154	-	(24,000)	(1,154)	-
May 13, 2022	$1.50	8,372	-	-	(8,372)	-
June 4, 2022	$1.50	15,960	-	(15,960)	-	-
		49,486	-	(39,960)	(9,526)	-
Weighted average exercise price $		1.40	-	1.38	1.48	-
Weighted average contractual remaining life (years)		0.38	-	-	-	-

The continuity of warrants for the nine months ended September 30, 2021 is as follows:

Expiry Date	Exercise Price	Outstanding December 31, 2020	Issued	Exercised	Cancelled/ Expired	Outstanding September 30, 2021
August 11, 2021	$1.30	714,462	-	(714,462)	-	-
August 13, 2021	$1.30	113,399	-	(113,399)	-	-
May 12, 2022	$1.30	39,475	-	(6,230)	-	33,245
May 13, 2022	$1.50	36,052	-	(11,672)	-	24,380
June 4, 2022	$1.50	25,845	-	(9,885)	-	15,960
June 10, 2022	$1.30	4,107	-	(4,107)	-	-
		933,340	-	(859,755)	-	73,585
Weighted average exercise price $		1.31	-	1.31	-	1.31
Weighted average contractual remaining life (years)		0.70	-	-	-	0.63

The weighted average fair value of warrants exercised during the nine months ended September 30, 2022 is $0.38 (nine months ended September 30, 2021 - $0.55).

The weighted average share price of warrants exercised at the date of exercise during the nine months ended September 30, 2022 is $8.39 (nine months ended September 30, 2021 – $7.93).

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

10.	RELATED PARTY BALANCES AND TRANSACTIONS

All transactions with related parties have occurred in the normal course of operations and on terms and conditions that are similar to those of transactions with unrelated parties and are measured at the amount of consideration paid or received. A summary of the Company’s related party transactions with corporations having similar directors and officers is as follows:

	Nine months ended September 30,
	2022 $	2021 $
Amounts paid to EarthLabs Inc. (i) for exploration and evaluation expenditures	(262,237)	(1,023,142)
Amounts paid to DigiGeoData Inc. (i) for corporate development and investor relations	(1,800)	-
Options exercised by members of key management	-	90,000

(i)	EarthLabs Inc. (formerly Goldspot Discoveries Inc.) is a related entity having the following common director and officer to the Company: Denis Laviolette, Director and President. DigiGeoData Inc. is a subsidiary of EarthLabs Inc.

As at September 30, 2022, $108,373 is included in accounts payable and accrued liabilities for amounts owed to related parties for exploration and evaluation expenditures and expense reimbursements (December 31, 2021 - $225,619).

There are no ongoing contractual commitments resulting from these transactions with related parties.

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and corporate officers, or companies owned or controlled by them.

	Salaries and Consulting $	Share-based compensation $	Bonus $	Nine months ended September 30, 2022 $
Executive Chairman and Chief Executive Officer	270,000	-	90,000	360,000
Former Chief Executive Officer	105,000	-	-	105,000
President	189,000	-	63,000	252,000
Chief Financial Officer	81,000	-	27,000	108,000
Chief Operating Officer	175,500	-	58,500	234,000
Chief Development Officer	104,000	-	-	104,000
Non-executive directors	78,400	-	-	78,400
Total	1,002,900	-	238,500	1,241,400

	Salaries and Consulting $	Share-based compensation $	Bonus $	Nine months ended September 30, 2021 $
Executive Chairman	225,000	1,291,220	100,000	1,616,220
Chief Executive Officer	225,000	1,291,220	100,000	1,616,220
President	157,500	1,291,220	70,000	1,518,720
Chief Financial Officer	49,500	-	-	49,500
Chief Operating Officer	146,250	544,192	65,000	755,442
Non-executive directors	56,129	1,546,426	-	1,602,555
Total	859,379	5,964,278	335,000	7,158,657

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

10.	RELATED PARTY BALANCES AND TRANSACTIONS (continued)

As at September 30, 2022 and December 31, 2021, there were no amounts payable to key management personnel in respect of key management compensation.

Under the terms of their management agreements, certain officers of the Company are entitled to 18 months of base pay in the event of their agreements being terminated without cause.

11.	BASIC AND DILUTED EARNINGS (LOSS) PER COMMON SHARE

Diluted earnings (loss) per common share is calculated based on the following weighted average number of common shares outstanding:

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Loss attributable to common shareholders ($)	18,627,388	35,289,366	65,330,701	36,941,806
Weighted average number of common shares outstanding	167,865,342	155,344,137	165,748,650	152,512,522
Loss per share attributed to common shareholders	$0.11	$0.23	$0.39	$0.24

Diluted loss per share did not include the effect of 10,621,375 (2021 – 14,560,750) share purchase options and Nil (2021 – 73,585) common share purchase warrants as they are anti-dilutive.

12.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Nine months ended September 30,
	2022 $	2021 $
Non-cash investing and financing activities:
Right-of-use assets	95,139	-
Property and equipment included in accounts payable and accrued liabilities	1,020,667	-
Share issue costs included in accounts payable and accrued liabilities	50,757	-
Investments received for exploration and evaluation assets	-	500,000
Cash paid for income taxes	-	-
Cash paid for interest	-	-

13.	SEGMENTED INFORMATION

The Company’s operations are limited to a single reportable segment, being mineral exploration and evaluation. All of the Company’s evaluation and exploration assets are located in Canada.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

14.	COMMITMENTS AND CONTINGENCIES

Exploration

During the nine months ended September 30, 2022, the Company entered into an agreement for drilling services to complete up to a minimum of 100,000m of drilling at its Queensway project. Pursuant to the terms of the agreement, the Company is subject to a one-time termination fee of $20 per undrilled meter. As at September 30, 2022, the Company was subject to a maximum termination fee of $123,012.

Claims and Legal Proceedings

On November 15, 2019, ThreeD Capital Inc. (“ThreeD”) and 1313366 Ontario Inc. (“131” and together with ThreeD, the “Plaintiffs”) each entered into share purchase agreements (the “Share Purchase Agreements”) with Palisades Goldcorp Ltd. (“Palisades”) under which Palisades agreed to purchase the 13,500,000 Common Shares owned by ThreeD and the 4,000,000 Common Shares owned by 131 for $0.08 per Common Share. The transactions closed on November 20, 2019. As a private company with restrictions on the transfer of its Common Shares, the Company had to approve the proposed transfer, which it did by a consent resolution of the Board.

On March 10, 2020, ThreeD Capital Inc. and 131 filed a statement of claim in the Ontario Superior Court of Justice against Collin Kettell, Palisades and the Company (the “ThreeD Claim”). Pursuant to the ThreeD Claim, the Plaintiffs are challenging the validity of the sale of 17,500,000 Common Shares by the Plaintiffs to Palisades on November 20, 2019.

ThreeD and 131 claim that at the time of negotiation and execution of the Share Purchase Agreements, Palisades and Mr. Kettell were aware of positive drill results from the Company’s 2019 Drill Program and the results were not disclosed to ThreeD and 131 to their detriment. Palisades and Mr. Kettell strongly deny ThreeD and 131’s allegations. ThreeD and 131 have made specific claims for (a) recission of the Share Purchase Agreements on the basis of oppression or unfair prejudice; (b) or alternatively, damages in the amount of $21,000,000 for the alleged improper actions by ThreeD and 131, (c) a declaration that Palisades and Collin Kettell, as shareholder or director and/or officer of the Company, have had acted in a manner that is oppressive, unfairly prejudicial or unfairly disregarded their interests, (d) a declaration that Palisades and Collin Kettell engaged in insider trading contrary to section 138 of the Securities Act (Ontario), (e) unjust enrichment and (f) interests and costs. Palisades and Mr. Kettell refute each of the specific claims made by the Plaintiffs.

The Company filed a statement of defence in response to the ThreeD Claim on June 12, 2020, pursuant to which, among other things, the Company denies that it is a proper party to the ThreeD Claim and the allegations against it therein, including because no relief is claimed against the Company in paragraph 1 of the ThreeD Claim.

The action has now progressed through the production of documents and oral examinations for discovery stages.

In early 2022, the Plaintiffs formally amended their statement of claim to increase the amount claimed to $229,000,000 and to advance a direct claim of oppressive conduct against the Company. While continuing to deny any and all liability to the Plaintiffs, the Company has amended its defence to include specific denials of the new allegations of oppressive conduct against it. As a result of the amendments, the Company anticipates that further discoveries will be necessary.

The outcome of this claim cannot be determined at this time and therefore no amount has been accrued for.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

15.	FINANCIAL INSTRUMENTS

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

(a) Fair Values

Financial assets and liabilities measured at fair value are recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company’s financial instruments measured at fair value are its investments, which include equities and warrants held. The fair value of equities held is determined using closing prices at the statement of financial position date with any unrealized gain or loss recognized in profit or loss. The Company’s warrants held are not traded on an active exchange and are valued using the Black-Scholes option pricing model using assumptions including risk-free interest rate, expected dividend yield, expected volatility and expected remaining life of the warrant which are supported by observable market conditions and as such are classified within level 2 of the fair value hierarchy.

The carrying values of other financial instruments, including cash, deposits and amounts receivable, and accounts payable approximate their fair values due to the short-term maturity of these financial instruments.

		Level 1 $	Level 2 $	Level 3 $	Total $
Recurring measurements	Carrying amount	Fair value
Investments, at fair value
September 30, 2022	6,687,850	6,419,299	18,551	250,000	6,687,850
December 31, 2021	31,942,458	28,078,556	3,363,902	500,000	31,942,458

There was no movement between levels during the nine months ended September 30, 2022.

The following table represents the changes in fair value measurements of financial instruments classified as Level 3. Within Level 3, the Company includes private company investments which are not quoted on an active exchange. These financial instruments are measured at fair value utilizing non-observable market inputs.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

15.	FINANCIAL INSTRUMENTS (continued)

(a) Fair Values (continued)

	Balance at January 1 $	Additions $	Net unrealized gains/losses $	Balance at September 30 $
2022	500,000	-	(250,000)	250,000
2021	-	-	-	-

The balance at December 31, 2021 and September 30, 2022 relates to the investment in shares of Long Range (Note 5(i)). Long Range is a private company without observable market prices for its common shares and is measured at its estimated fair value based on valuation techniques that use inputs derived by management. The key assumptions used in the valuation of this investment include, but are not limited to, the value at which a recent financing was completed by the investee, company-specific information, review of adjusted net book values, liquidation analysis, trends in general market conditions, share performance of comparable publicly-traded companies and a strategic review. The fair value of this investment has been estimated at $250,000 at September 30, 2022 (December 31, 2021 - $500,000).

(b) Financial Instrument Risk Exposure

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company does not have financial instruments that potentially subject the Company to credit risk. Overall, the Company’s credit risk has not changed significantly from the prior year. Sales taxes recoverable are due from the Canada Revenue Agency and the Company places its cash with financial institutions with high credit ratings, therefore in management’s judgment, credit risk is low.

There have been no changes in management’s methods for managing credit risk since December 31, 2021.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company has historically relied on issuance of shares to fund exploration programs and may require doing so again in the future. As at September 30, 2022, the Company has total liabilities of $16,813,022 and cash of $56,219,273 which is available to discharge these liabilities (December 31, 2021 – total liabilities of $25,403,246 and cash of $100,484,576). Accordingly, in management’s judgment, liquidity risk is low.

There have been no changes in management’s methods for managing liquidity risk since December 31, 2021.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

15.	FINANCIAL INSTRUMENTS (continued)

Market risk

(i)	Currency risk

Financial instruments that impact the Company’s net earnings or other comprehensive income due to currency fluctuation include cash accounts denominated in US dollars. Fluctuations in the exchange rate between the US dollar and the Canadian dollar at September 30, 2022 would not have a material impact on the Company’s net earnings.

(ii)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates. As the Company deposits its short-term investments into fixed rate guaranteed investment certificates with one-year maturities or less, the Company is not exposed to interest rate risk.

(iii)	Commodity price risk

Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company’s property has exposure to predominantly gold. Commodity prices, especially gold, greatly affect the value of the Company and the potential value of its property and investments.

(iv)	Equity price risk

Equity price risk is the risk that the fair value of or future cash flows from the Company’s financial instruments will significantly fluctuate because of changes in market prices. The Company is exposed to market risk in trading its investments in unfavorable market conditions which could result in dispositions of investments at less than favorable prices. Additionally, the Company adjusts its investments to fair value at the end of each reporting period. This process could result in write-downs of the Company’s investments over one or more reporting periods, particularly during periods of overall market instability. The sensitivity of the Company’s net loss to changes in market prices at September 30, 2022 would change the Company’s net loss by $668,785 as a result of a 10% change in the market price of its investments.

There have been no changes in management’s methods for managing market risks since December 31, 2021.

16.	CAPITAL MANAGEMENT

The Company’s objectives when managing capital are:

•	To safeguard our ability to continue as a going concern in order to develop and operate our current projects;

•	Pursue strategic growth initiatives; and

•	To maintain a flexible capital structure which lowers the cost of capital.

In assessing our capital structure, we include in our assessment the components of equity consisting of common shares, stock options and warrants, and deficit that as at September 30, 2022 totalled $66,051,228 (December 31, 2021 - $122,654,601). In order to facilitate the management of capital requirements, the Company prepares annual expenditure budgets and continuously monitors and reviews actual and forecasted cash flows. The annual and updated budgets are monitored and approved by the Board of Directors. To maintain or adjust the capital structure, the Company may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets. The Company’s current capital resources are sufficient to carry out our exploration plans and support operations through the current operating period.

New Found Gold Corp.

Notes to the Condensed Interim Financial Statements

For the three and nine months ended September 30, 2022 and 2021

(Unaudited - Expressed in Canadian Dollars Unless Otherwise Noted)

16.	CAPITAL MANAGEMENT (continued)

The Company is not subject to any capital requirements imposed by a regulator.

There were no changes in the Company’s approach to capital management during the nine months ended September 30, 2022.

17.	SUBSEQUENT EVENTS

Property Option Agreement

On November 2, 2022, the Company entered into a definitive property option agreement to acquire a 100% interest in five mineral licenses located in Gander, Newfoundland. Under the terms of this agreement, the Company may exercise the option by issuing an aggregate of 487,078 common shares in the capital of the Company and making aggregate cash payments of $2,350,000 to the optionors as follows:

•	$200,000 and 39,762 Common Shares on the later of (i) staking confirmation date as defined in the Option Agreement and (ii) the receipt of the TSX-Venture Exchange’s approval;

•	$200,000 and 39,762 common shares on or before November 2, 2023;

•	$250,000 and 69,583 common shares on or before November 2, 2024;

•	$300,000 and 89,463 common shares on or before November 2, 2025;

•	$600,000 and 129,224 common shares on or before November 2, 2026; and

•	$800,000 and 119,284 common shares on or before November 2, 2027.

ATM Program

Subsequent to September 30, 2022, 346,829 common shares of the Company were sold under the ATM program at an average price of $5.12 per common share for gross proceeds of $1,776,864.

Stock Options Forfeited

Subsequent to September 30, 2022, 5,625 stock options with an exercise price of $8.98 and 12,750 stock options with an exercise price of $6.79 were forfeited.